SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C. 20549

                          FORM 11-K

(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended January 31, 1996

                                 OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________  to ________

Commission file number 0-11822

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     MICHAELS STORES, INC.
         5931 Campus Circle Drive, Irving, Texas  75063
           P.O. Box 619566, DFW, Texas  75261-9566

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                     MICHAELS STORES, INC.
                                     EMPLOYEES 401(K) PLAN



Date:  July 17, 1996                By: ____________________

                                          R. Don Morris
                                          Trustee

                 MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

        In February 1987, Michaels Stores, Inc. (the "Company") established the Michaels Stores, Inc. Employees 401(k) Plan (the "401(k) Plan"). The fiscal year of the 401(k) Plan is February 1 to the following January 31.
The name of the issuer of the securities held pursuant to the 401(k) Plan and the address of its principal executive office is Michaels Stores, Inc., 5931 Campus Circle Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566.

       Changes in the 401(k) Plan.  There were no material changes in the
       __________________________
provisions of the 401(k) Plan during the fiscal year ending January 31, 1996 ("fiscal 1995").

       Changes in Investment Policy.  There were no changes in the investment
       ____________________________
policy of the 401(k) Plan during fiscal 1995.

       Contributions Under the 401(k) Plan.  The Company makes annual
       ___________________________________
employer matching contributions to the 401(k) Plan for the account of each participating employee in an amount equal to $.50 for each $1.00 of salary reduction contributed by such employee, up to a maximum Company contribution equal to 3% of the employee's compensation.

        Participating Employees.  As of January 31, 1996, there were 3,048
        _______________________
employees participating in the 401(k) Plan.

        Administration of the Plan.  The 401(k) Plan is administered by an
        __________________________
Administration Committee currently consisting of one person, an employee of the Employer, appointed by the Employer's Board of Directors. The member of the Administration Committee serves at the discretion of the Board of Directors without compensation for services. The member of the Administration Committee is:

          R. Don Morris             Executive Vice President and
                                      Chief Financial Officer,
                                        Michaels Stores, Inc.

        The address of the member of the Administration Committee listed above is Michaels Stores, Inc., 5931 Campus Circle Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566. The Administration Committee directs the operation of the 401(k) Plan and may make administrative and procedural regulations. Certain administrative functions may be delegated to officers or employees of the Company. Administration Committee members, officers and employees do not receive compensation from the 401(k) Plan.

      Custodian of Investments.  The assets of the 401(k) Plan are held in a
      ________________________
trust and managed by a trustee ("Trustee"), who may be an employee of the Company. At present, the same individual who serves as the Administration Committee also serves as the Trustee. The Company furnishes the 401(k) Plan with employee dishonesty insurance coverage, to comply with ERISA, in the amount of $500,000 covering the Trustee and others who handle funds of the 401(k) Plan. The Company also furnishes coverage under an employee benefit liability endorsement in the amount of $1,000,000. The Trustee receives no compensation from the 401(k) Plan.

      Reports to Participating Employees.  Each participant and retired
      __________________________________
participant having an interest in the 401(k) Plan receive quarterly statements of their accounts each plan year.

                      INDEX TO FINANCIAL STATEMENTS


                                                                    PAGE
                                                                    ____
Report of Independent Auditors                                       F-1
______________________________

Financial Statements:
____________________
     Statements of Net Assets Available for Plan Benefits        F-2 to F-3

     Statements of Changes in Net Assets Available for
       Plan Benefits                                             F-4 to F-5

     Notes to Financial Statements                               F-6 to F-11

Supplemental Schedule:                      Schedule
_____________________                       ________
     Item 27a-Assets Held for
       Investment Purposes                      1                    F-12
     Item 27d-Reportable Transactions           2                    F-13

Consent of Independent Auditors                                      F-14
_______________________________

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.

                        REPORT OF INDEPENDENT AUDITORS
                        ______________________________




Administration Committee
Michaels Stores, Inc. Employees 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") as of January 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administration Committee.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at January 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of January 31, 1996 (Schedule 1) and Reportable Transactions for the year then ended (Schedule 2) are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                ERNST & YOUNG LLP

Dallas, Texas
June 21, 1996

                    MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                 STATEMENT OF

                       NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               January 31, 1996
                                (In thousands)

                                                 Fund information
                              _________________________________________________

                                                            Inter-
                                                 Growth     mediate
                                       American  Fund of   Bond Fund
                              General  Balanced  America   of America
                              Subfund  Subfund   Subfund    Subfund    Subtotal
                              _______  ________  _______   __________  ________
  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common stock   $4,438                                   $ 4,438

Investment in mutual funds              $1,617  $2,772     $2,946        7,335

Participant loans
  receivable                     536        74     105        208          923

Contributions receivable:
  Participants                   149        77     117         59          402
  Employer                       415        -       -          -           415
                              ______    ______  ______     ______      _______
                                 564        77     117         59          817

Interfund due to/(from)        1,516      (215)   (417)      (543)         341

Cash                             644        -       -          -           644
                              ______    ______  ______     ______      _______

Net assets available for
  plan benefits               $7,698    $1,553  $2,577     $2,670      $14,498
                              ______    ______  ______     ______      _______
                              ______    ______  ______     ______      _______


                                See accompanying notes.















                                 F-2 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                 STATEMENT OF

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               January 31, 1996
                                (In thousands)

                                           Fund information
                          ________________________________________________

                                      Investment      New
                          Previous    Company of    Perspec-
                            Page       America        tive
                          Subtotal     Subfund       Subfund       Total
                          ________    __________    ________       _____

  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
    stock                 $ 4,438                                 $ 4,438

Investment in mutual
  funds                     7,335      $2,756         $1,597       11,688

Participant loans
  receivable                  923          74              7        1,004


Contributions receivable:
  Participants                402         100             80          582
  Employer                    415          -              -           415
                          _______      ______         ______      _______
                              817         100             80          997

Interfund due to/(from)       341        (233)          (108)          -


Cash                          644          -              -           644

Net assets available for
  plan benefits           $14,498      $2,697         $1,576      $18,771
                          _______      ______         ______      _______


                              See accompanying notes.













                                 F-2 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                  STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                January 31, 1995
                                 (In thousands)

                                                 Fund information
                             _________________________________________________

                                                            Inter-
                                                 Growth     mediate
                                       American  Fund of   Bond Fund
                              General  Balanced  America   of America
                              Subfund  Subfund   Subfund    Subfund    Subtotal
                              _______  ________  _______   __________  ________
  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common stock   $15,045                                   $15,045

Investment in mutual funds               $913    $1,630      $2,120       4,663

Other investments                  -       -         -           -           -

Participant loans receivable      455      34        98         203         790

Contributions receivable
  (payable):
  Participants                    102      30        45          36         213
  Employer                     (3,560)     -         -           -       (3,560)
                              _______    ____      ____        ____      ______
                               (3,458)     30        45          36      (3,347)

Interfund due to/(from)         1,131    (190)     (394)       (467)         80

Cash                               -       -         -           -           -
                              _______    ____    ______      ______     _______

Net assets available for
  plan benefits               $13,173    $787    $1,379      $1,892     $17,231
                              _______    ____    ______      ______     _______
                              _______    ____    ______      ______     _______

                              See accompanying notes.










                                 F-3 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                 STATEMENT OF

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               January 31, 1995
                                (In thousands)

                                           Fund information
                          _____________________________________________________


                                      Investment    New
                          Previous    Company of  Perspec-  Leewards
                            Page       America     tive    Conversion
                          Subtotal    Subfund     Subfund    Subfund     Total
                          ________    _________   ________ __________   _______


  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
    stock                  $15,045                                      $15,045

Investment in mutual
  funds                      4,663     $1,524         $699                6,886

Other investments               -          -            -      $1,813     1,813

Participant loans
  receivable                   790         50            3         -        843

Contributions receivable
  (payable):
  Participants                 213         50           34         -        297
  Employer                  (3,560)        -            -          -     (3,560)
                           _______      _____         ____     ______   _______
                            (3,347)        50           34         -     (3,263)

Interfund due to/(from)         80       (139)          59         -         -

Cash                            -          -            -       1,195     1,195
                           _______     ______         ____     ______   _______
Net assets available for
  plan benefits            $17,231     $1,485         $795     $3,008   $22,519
                           _______     ______         ____     ______   _______
                           _______     ______         ____     ______   _______


                             See accompanying notes.

                                 F-3 (2 of 2)

                  MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                           STATEMENT OF CHANGES IN

                    NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          Year Ended January 31, 1996
                               (In thousands)

                                              Fund information
                              ________________________________________________

                                                            Inter-
                                                 Growth     mediate
                                       American  Fund of   Bond Fund
                              General  Balanced  America   of America
                              Subfund  Subfund   Subfund    Subfund    Subtotal
                              _______  ________  _______   __________  ________
Investment income:
  Interest                    $   84    $    6    $   11     $   20     $   121
  Dividends                       -         50        24        174         248
  Net appreciation
    (depreciation) in fair
    value of investments       (7,048)     244       531        141      (6,132)
                              _______    _____     _____      _____     _______
                               (6,964)     300       566        335      (5,763)

Contributions:
  Participants                    859      389       548        324       2,120
  Employer                      1,442       -         -          -        1,442

Interfund transfers               493      239       289        475       1,496
                              _______     ____     _____      _____     _______

    Total additions            (4,170)     928     1,403      1,134        (705)

Distributions
  to participants              (1,305)    (162)     (205)      (356)     (2,028)
                              _______     ____      ____      _____     _______

    Net increase
      (decrease)               (5,475)     766     1,198        778      (2,733)

Net assets available
  for plan benefits:
    Beginning of year          13,173      787     1,379      1,892      17,231
                              _______   ______    ______     ______     _______

    End of year               $ 7,698   $1,553    $2,577     $2,670     $14,498
                              _______   ______    ______     ______     _______
                              _______   ______    ______     ______     _______


                             See accompanying notes.

                                  F-4 (1 of 2)

                     MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                               STATEMENT OF CHANGES IN

                        NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             Year Ended January 31, 1996
                                    (In thousands)

                                           Fund information
                       ______________________________________________________

                                  Investment
                        Previous    Co. of      New         Leewards
                          Page      America   Perspective  Conversion
                        Subtotal    Subfund     Subfund      Subfund     Total
                        ________  __________  ___________  __________   _______
Investment income:
  Interest              $   121     $    7        $    3     $   37    $    168
  Dividends                 248        159            27         -          434
    Net appreciation
    (depreciation) in
    fair value of
    investments          (6,132)       438           201          -      (5,493)
                        _______     ______        ______      ______    _______
                         (5,763)       604           231          37     (4,891)

Contributions:
  Participants            2,120        523           430          -       3,073
  Employer                1,442         -             -           -       1,442

Interfund transfers       1,496        350           351      (2,197)        -
                        _______     ______        ______      ______    _______

    Total additions        (705)     1,477         1,012      (2,160)      (376)

Distributions
  to participants         2,028)      (265)         (231)       (848)    (3,372)
                        _______     ______        ______      ______    _______

    Net increase
      (decrease)         (2,733)     1,212           781      (3,008)    (3,748)

Net assets available
  for plan benefits:
    Beginning of year    17,231      1,485           795       3,008     22,519
                        _______     ______        ______      ______    _______

    End of year         $14,498     $2,697        $1,576      $   -     $18,771
                        _______     ______        ______      ______    _______
                        _______     ______        ______      ______    _______

                              See accompanying notes.


                                  F-4 (2 of 2)

                     MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                              STATEMENT OF CHANGES IN

                       NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            Year Ended January 31, 1995
                                  (In thousands)

                                          Fund information
                      __________________________________________________

                                                          Inter-
                                                          mediate
                                               Growth       Bond
                                   American    Fund of     Fund of
                        General    Balanced    America     America
                        Subfund    Subfund     Subfund     Subfund     Subtotal
                        _______    ________    _______    ________     ________
Investment income:
  Interest              $   42       $  3       $  9       $   15       $    69
  Dividends                 -          26         10          128           164
  Net appreciation
    (depreciation) in
    fair value of
    investments            727        (11)         1         (167)          550
                       _______      _____     ______       ______       _______
                           769         18         20          (24)          783
Contributions:
  Participants             885        244        374          305         1,808
  Employer                 803         -          -            -            803
  Rollover of acquired
    company plan            -          -          -            -             -

Interfund transfers       (116)       (32)        18          (90)         (220)
                       _______      _____     ______       ______       _______
    Total additions      2,341        230        412          191         3,174

Distributions to
  participants          (2,931)      (123)      (265)        (254)       (3,573)
                       _______      _____     ______       ______       _______

    Net increase
      (decrease)          (590)       107        147          (63)         (399)

Net assets available
  for plan benefits:
  Beginning of year     13,763        680      1,232        1,955        17,630
                       _______      _____     ______       ______       _______

  End of year          $13,173      $ 787     $1,379       $1,892       $17,231
                       _______      _____     ______       ______       _______
                       _______      _____     ______       ______       _______


                             See accompanying notes.






                               F-5 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                            STATEMENT OF CHANGES IN

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         Year Ended January 31, 1995
                                (In thousands)

                                         Fund information
                       ________________________________________________________

                                  Investment
                        Previous    Co. of       New        Leewards
                          Page      America   Perspective  Conversion
                        Subtotal    Subfund     Subfund      Subfund    Total
                       _________  __________  ___________  __________  _______
Investment income:
  Interest                $   69      $    5       $   2       $   20  $     96
  Dividends                  164          30           8           -        202
  Net appreciation
    (depreciation) in
    fair value of
    investments              550         (34)        (14)          -        502
                          ______      ______       _____       _______  _______
                             783           1          (4)          20       800

Contributions:
  Participants             1,808         351         248           -      2,407
  Employer                   803          -           -            -        803
  Rollover of acquired
    company plan              -           -           -         2,988     2,988

Interfund transfers         (220)         (4)        224           -         -
                         _______      ______       _____       ______    ______

    Total additions        3,174         348         468        3,008     6,998

Distributions to
  participants            (3,573)       (159)       (131)          -     (3,863)
                         _______      ______      ______       ______   _______

    Net increase
      (decrease)            (399)        189         337        3,008     3,135

Net assets available
  for plan benefits:
  Beginning of year       17,630       1,296         458           -     19,384
                         _______      ______      ______       ______   _______

  End of year            $17,231      $1,485      $  795       $3,008   $22,519
                         _______      ______      ______       ______   _______
                         _______      ______      ______       ______   _______



                            See accompanying notes.





                                 F-5 (2 of 2)

              MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                   NOTES TO FINANCIAL STATEMENTS
                         JANUARY 31, 1996


1.Description of the Plan and Basis of Presentation
  _________________________________________________
     The Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") became effective on February 1, 1987, for eligible employees of Michaels Stores, Inc. (the "Employer" or the "Company"). The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following is a brief description of the Plan. Participants should refer to the plan document for complete information regarding the Plan.

     Merger of Leewards Plan - Effective January 1, 1995, the Leewards
     _______________________
Profit Sharing and 401 (k) Plan (the "Leewards Plan") was merged with and into the Plan. The net assets of the Leewards Plan are included in the accompanying statement of net assets available for plan benefits at January 31, 1995. Changes in Leewards Plan's net assets available for plan benefits prior to the date of the merger are not included in the accompanying statements of changes in net assets available for plan benefits.

     Participation  - Employees become eligible to participate in the
     _____________
Plan once they have reached the age of 21 and have completed 1,000 hours of service during the previous twelve months. Eligible employees who desire to participate in the Plan must elect to participate on the form or forms provided by the Plan's Administration Committee and authorize the Employer to make payroll deductions for contributions to the Plan.

     Contributions - Each participant may elect to have their salary
     _____________
reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant's considered compensation, as defined by the Plan, and have the Employer contribute to the Plan the amount of such reduction ("Salary Reduction Contribution"). A participant's Salary Reduction Contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($9,500 in 1996 and $9,240 in 1995). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant's considered compensation ("Employee Contributions"). In addition, the Employer is required to make an annual contribution ("Employer Matching Contribution") to the account of each participant in an amount equal to 50% of the participant's Salary Reduction Contribution up to a maximum of 6% of such participant's considered compensation. The annual Employer Matching Contribution may not exceed 3% of such participant's total considered compensation for the year.

Employer Matching Contributions are net of forfeitures, as defined in the Plan, and are to be deposited no later than the date on which the Employer files its federal income tax return for such year, including any extensions which have been granted. Forfeitures of $54,000 and $47,000 were applied against Employer Matching Contributions to the Plan for the years ended January 31, 1996 and 1995, respectively.

Participants may elect investment of their Salary Reduction
Contributions and Employee Contributions in one of, or in a combination of any four of, the following investment options (except the Leewards Conversion Subfund) which have been selected by the Plan's Investment
Committee:

     (a) General Subfund - consists of investments in the common stock of the Employer and idle cash utilized to purchase Employer common stock. All Employer Matching Contributions are invested in the General Subfund.

     (b) American Balanced Subfund - a mutual fund investing in both domestic growth and income producing securities seeking conservation of capital, current income, and long term growth of both capital and income.

     (c) Growth Fund of America Subfund - a mutual fund investing in domestic growth equities seeking growth of capital.

     (d) Intermediate Bond Fund of America Subfund - a mutual fund investing in intermediate term investment grade corporate bonds and government instruments seeking current income and preservation of capital.

     (e) Investment Company of America Subfund - a mutual fund investing in common stocks seeking long term growth of capital and income.

     (f) New Perspective Subfund - a mutual fund investing in both domestic and foreign securities, including both equity and debt instruments, seeking long term growth of capital.

     (g) Leewards Conversion Subfund - consists of investments with an insurance company in a guaranteed investment contract and a money market account. In March 1995 the investments were liquidated, and investment balances were re-directed by the participants to the investment options available, including the General Subfund.

Administration of the Plan - The Plan is administered by an
__________________________
Administration Committee consisting of one person, an employee of the Employer, appointed by the Employer's Board of Directors. The member of the Administration Committee serves at the discretion of the Board of Directors without compensation for services.

A separate account is maintained for each participant. The account balances for participants are adjusted periodically as follows:

(a) Salary Reduction Contributions and Employee Contributions and any withdrawals are allocated on a monthly basis.

(b) Employer Matching Contributions are allocated to participants' accounts quarterly on January 31, April 30, July 31 and October 31.

(c) Income and gains and losses from investments are allocated to the participants' accounts monthly determined by the percentage which the participant's account balance at the end of the period bears to the total of all participants' account balances at that date.

Vesting - Participants become partially vested in the Employer Matching
_______
Contributions (including investment income and gains and losses thereon) at the rate of: 20% after two years of service; 40% after three years;
60% after four years; and 80% after five years. Employer Matching Contributions vest 100% upon completing six years of service (five years of service for individuals employed before May 1, 1992); attaining the age of 65; becoming disabled; or death. Salary Reduction Contributions and Employee Contributions are 100% vested and nonforfeitable at all times.

Withdrawals - Upon death, disability or termination of employment with
___________
the Company, participants are entitled to the vested portion of Employer Matching Contributions and 100% of Salary Reduction Contributions and Employee Contributions.

Income tax status - The Plan is a qualified plan under Section 401(a) of
_________________
the Internal Revenue Code ("Code") and the related trust is exempt from federal income tax under Section 501(a) of the Code. An application for a favorable determination letter has been filed and is pending with the Internal Revenue Service. The Administration Committee believes that the Plan is designed and currently operated in compliance with the applicable requirements of the Code.

Salary Reduction Contributions and Employer Matching Contributions are not included in the participant's gross income for federal income tax purposes in the year such contributions are made. A participant will not be subject to federal income taxes with respect to these contributions until the amounts are withdrawn or distributed.

Termination of the Plan - While the Employer has not expressed any
_______________________
intent to discontinue the Plan, the Employer may terminate the Plan at any time. In the event the Plan is terminated, the participants would become fully vested, and the net assets would be distributed to participants in proportion to their account balances.

2.  Summary of significant accounting policies
    __________________________________________
Investments in the common stock of the Employer are valued at the last reported sales price on the last business day of the Plan year as reported on the NASDAQ National Market System. Investments in the mutual funds of American Funds Service Company are valued at the last reported net asset value (NAV) on the last business day of the Plan year as reported on the NASDAQ automated quotation system. Investments in guaranteed investment contracts of Transamerica Life Companies are valued at contract value which represents cost plus accrued interest.

Security transactions are recorded on a trade date basis.

Contributions and interest income are recorded on the accrual basis.

Use of estimates
________________
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
   ___________

Investments at January 31, 1996, are as follows:

                                       Number        (In thousands)
                                      of shares          Market
                                      _________          ______
Michaels Stores, Inc. common stock    348,039            $ 4,438
American Mutual Funds:
  American Balanced Fund              112,523              1,617
  The Growth Fund of America           88,456              2,772
  Intermediate Bond Fund of America   213,823              2,946
  The Investment Company of America   123,744              2,756
  New Perspective Fund                 95,083              1,597
                                                         _______

                                                         $16,126
                                                         _______
                                                         _______




Investments at January 31, 1995, are as follows:

                                      Number         (In thousands)
                                     of shares           Market
                                     _________           ______
Michaels Stores, Inc. common stock   455,925             $15,045
American Mutual Funds:
  American Balanced Fund              74,404                 913
  The Growth Fund of America          63,181               1,630
  Intermediate Bond Fund of America  162,589               2,120
  The Investment Company of America   84,973               1,524
  New Perspective Fund                49,241                 699
Guaranteed investment contracts                            1,813
                                                         _______

                                                         $23,744
                                                         _______
                                                         _______




4.   Related party transactions
     __________________________

     Under the terms of the Plan, all expenses and fees of the Plan are to be paid by the Employer. The Employer paid approximately $160,000 and $90,000, respectively, for administrative and accounting fees on behalf of the Plan during fiscal 1995 and 1994, respectively.

     During fiscal 1995, the Plan transferred 107,886 shares of the Employer's common stock to the Employer in settlement of a series of arms-length sales of shares pursuant to which the Employer had previously remitted approximately $3,560,000 to the Plan to fund amounts withdrawn by terminating participants from the General Subfund. During fiscal 1994, the Plan sold 35,000 shares of the Employer's common stock and realized proceeds of approximately $1,514,000.

5.    Differences Between Financial Statements and Form 5500:
      ______________________________________________________

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                          (In thousands)
                                     Year Ended   Year Ended
                                     January 31,  January 31,
                                        1996         1995
                                     __________   ___________
  Net assets available for plan
    benefits per the financial
    statements                         $18,771      $22,519
  Amounts allocated to withdrawn
    participants                          (468)      (1,599)
                                       _______      _______

  Net assets available for plan
    benefits per the Form 5500         $18,303      $20,920
                                       _______      _______
                                       _______      _______

The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500:

                                              (In thousands)
                                                Year Ended
                                                January 31,
                                                   1996
                                                ___________
  Distributions to participants
    per the financial statements                  $3,372
  Add: Amounts allocated to withdrawn
    participants at January 31, 1996                 468
  Less: Amounts allocated to withdrawn
    participants at January 31, 1995              (1,599)
                                                  ______

  Distributions to participants
    per the Form 5500                             $2,241
                                                  ______
                                                  ______



Amounts allocated to withdrawn participants are recorded on the Form 5500 for termination distributions that have been processed and approved for payment prior to year-end but not yet paid.

                                                       Schedule 1
                                                       __________

                MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               January 31, 1996

                                                       (In thousands)
Identity of Issue,             Description
Borrower, Lessor                   of                            Current
or Similar Party               Investment             Cost        Value
__________________             ___________            ____       _______
*Michaels Stores, Inc.
  common stock                 348,039 shares        $ 3,025     $ 4,438

American Mutual Funds:
  American Balanced Fund       112,523 shares          1,435       1,617
  The Growth Fund of America    88,456 shares          2,389       2,772
  Intermediate Bond Fund
    of America                 213,823 shares          2,957       2,946
  The Investment Company
    of America                 123,744 shares          2,359       2,756
  New Perspective Fund          95,083 shares          1,488       1,597


Merrill Lynch Cash Management
  money market fund            644,044 shares            644         644

*Participant loans             Interest rates
  receivable                   range from 7% to
                               10% with maturities
                               from February, 1996
                               to September, 2005         -        1,004
                                                     _______     _______

                                                     $14,297     $17,774
                                                     _______     _______
                                                     _______     _______






*  Indicates party-in-interest to the Plan.

                                                                   Schedule 2
                                                                   __________

                         MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                               ITEM 27d - REPORTABLE TRANSACTIONS

                                   Year Ended January 31, 1996

                                                    (In thousands)
                                       _______________________________________
                          Number of
                        transactions
                      _______________  Purchase Sales  Cost of         Net
Description of assets Purchases Sales   Price   price assets sold   gain(loss)
_____________________ _________ _____  ________ _____ ___________   __________


Category i - Individual securities transaction in excess of 5% of the Plan
__________________________________________________________________________
  assets at February 1, 1995
  _________________________
Michaels Stores, Inc.
  common stock           -        1        -    $3,560    $  610      $2,950

Transamerica Life Companies
  guaranteed investment
  contracts              -        1        -    $1,823    $1,947      $ (124)

Category iii - Series of securities transactions in excess of 5% of the Plan
____________________________________________________________________________

  assets at February 1, 1995
  __________________________

American Mutual Funds:
  Intermediate Bond Fund
    of America            24      2      $920     $242    $  235      $   (7)

There were no category ii or iv reportable transactions during fiscal 1995.

                    CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration
Statement (Form S-8 No. 33-11985) pertaining to the Michaels
Stores, Inc. Employees 401(k) Plan and in the related Prospectus and in the Registration Statement (Form S-8 No. 33-21573 pertaining to the
Moskatel's Inc. Savings/Retirement Plan and in the related Prospectus of our report dated June 21, 1996, with respect to the financial statements and supplemental schedules of the Michaels Stores, Inc. Employees 401(k) Plan included in this Annual Report (Form 11-K) for the year ended January 31, 1996.




                                         ERNST & YOUNG LLP


Dallas, Texas
July 16, 1996